UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-42915

Alps Group Inc

(Registrant’s Name)

Unit E-18-01 & E-18-02, Level 18, Icon Tower (East)

No. 1, Jalan 1/68F, Jalan Tun Razak

50400 Kuala Lumpur

Wilayah Persekutuan, Malaysia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Information Contained in this Form 6-K Report

Attached hereto as Exhibit 99.1 is a press release dated February 23, 2026 issued by Alps Group Inc relating to a peer-reviewed case study in the February 2026 edition of SAGE Open Medical Case Reports that highlights the effectiveness of Autologous Immune Enhancement Therapy.

Exhibits

Exhibit No.	Description
99.1*	Press Release dated February 23, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alps Group Inc

Date: February 23, 2026	By:	/s/ Dr. Tham Seng Kong
	Name:	Dr. Tham Seng Kong
	Title:	Chief Executive Officer and Director